UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment and Consummation of Share Purchase Agreement

As previously reported, on July 28, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited, a British Virgin Islands company and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”). MediaMeta’s current business is focused on digital content, AI applications and generative engine optimization (GEO). Its social intelligence capabilities for robotics applications are in development. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”).

On October 14, 2026, the parties entered into a first amendment to the Share Purchase Agreement (the “First Amendment”) and simultaneously consummated the Initial Acquisition.

The initial purchase price equaled 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement established a reference equity valuation of US$8.4 million, which resulted in an initial purchase price of US$2.52 million.

The initial purchase price was originally payable 60% in cash and 40% in Class A ordinary shares of the Company (“Company Common Shares”). However, pursuant to the First Amendment, the consideration was revised to be 15% in cash and 85% in newly issued Class C preferred shares of the Company (“Class C Preferred Shares”). Each Class C Preferred Share is convertible at the option of the holder into a number of Company Common Shares equal to the stated value of the Class C Preferred Shares divided by the conversion price then in effect. The initial conversion price is equal to the Closing VWAP (as defined in the Share Purchase Agreement).

The Class C Preferred Shares and any Company Common Shares issued upon conversion thereof issued in the transaction are subject to a 24-month lockup. The Class C Preferred Shares are being issued under a Section 4(a)(2) exemption from registration and any Company Common Shares issued up upon conversion thereof shall be made under Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing description of the Share Purchase Agreement and the First Amendment and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the text of such Share Purchase Agreement and First Amendment, copies of which are filed as Exhibit 2.1 and 2.2 to the Report on Form 6- filed by the Company on July 28, 2026, which are incorporated herein by reference. The representations, warranties and covenants contained in such agreements were made solely for purposes of that agreement, as of specified dates and for the benefit of the parties thereto, and may be subject to qualifications and limitations agreed upon by the parties.

Press Release

On October 14, 2026, the Company issued a press release announcing the consummation of the Initial Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, including the exhibits hereto but excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-284232) and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Share Purchase Agreement, dated July 28, 2026, by and among GMEX Robotics Corporation, Alpha Meta AI Pte. Ltd. and MetaGen AI Limited (incorporated by reference to Exhibit 2.1 included in the Report of Foreign Private Issuer filed with the SEC on July 28, 2026).
2.2*	Form of First Amendment to Share Purchase Agreement, dated October 14, 2026.
99.1	Press Release, dated October 14, 2026.

* Certain schedules and exhibits to the Share Purchase Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director (Principal Executive Officer)